Exhibit 12

Cigna Corporation

Computation Of Ratio Of Earnings To Fixed Charges

	Nine Months Ended
	September 30,

(Dollars in millions)	2015	2014
Income before income taxes	$2,668	$2,572
Adjustments:
Loss (income) from equity investees, net of distributions	4	(14)
Loss attributable to noncontrolling interests	10	2
Income before income taxes, as adjusted	$2,682	$2,560
Fixed charges included in income:
Interest expense	$190	$196
Interest portion of rental expense	39	32
Interest credited to contractholders	1	3
Total fixed charges included in income	$230	$231
Income available for fixed charges	$2,912	$2,791
RATIO OF EARNINGS TO FIXED CHARGES:	12.7	12.1